Frank F. Rahmani +1 650 843 5753 rahmaniff@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

August 30, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Christine Westbrook

Dorrie Yale

Paul Cline

Angela Connell

Re:	Urovant Sciences Ltd.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 15, 2018

File No. 333-226169

Ladies and Gentlemen:

On behalf of Urovant Sciences Ltd. (the “Company”), we are providing this response letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated August 23, 2018 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed on August 15, 2018 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to the Comment contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Amended Registration statement marked to show all changes made to the Registration Statement.

For your convenience, we have incorporated the Comment contained in the Comment Letter into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Registration Statement.

Business

Our solution: vibegron, page 97

1.

We note your response to comment 1, but we continue to view your statement on page 111 that vibegron “was observed to be potent” for the human beta-3 adrenergic receptor as presenting your conclusion regarding efficacy, which is inappropriate for you to make. We also note your related disclosure on page 111 that the half maximal effective concentration, or EC50, of vibegron, which is a measure of its potency, is 2.1 nanomolar at the beta-3 adrenergic receptor. Please expand your disclosure on page 111 to briefly explain EC50 as a measure of potency and place your disclosure on page 97 that vibegron was observed to be “the more potent beta-3 agonist” compared to mirabegron in its full and proper context by comparing the measures observed.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

United States Securities and Exchange Commission

August 30, 2018

Page Two

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 104, 118 and 119 of the Amended Registration Statement.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5753 with any questions regarding the Company’s response to the Staff’s Comment or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/S/ FRANK F. RAHMANI

Frank F. Rahmani

cc:	Keith A. Katkin, Urovant Sciences Ltd.
Bryan Smith, Urovant Sciences, Inc.

John T. McKenna, Cooley LLP

Alison A. Haggerty, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Justin McNamee, Latham & Watkins LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com